Exhibit 99.1

NorZinc Files Lemarchant Deposit NI 43-101 Technical Report

NZC-TSX
NORZF-OTCQB

VANCOUVER, Oct. 24, 2018 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") has filed a National Instrument 43-101 Technical Report regarding the updated Mineral Resource Estimate for the Lemarchant zinc-lead-copper-gold-silver volcanogenic massive sulphide ("VMS") deposit on its 100% owned South Tally Pond Property located in Newfoundland, Canada, the results of which were announced on September 20, 2018. The Technical Report is available for download on SEDAR at www.sedar.com.

The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Qualified Persons

The Mineral Resource Estimate was prepared by Mr. Matthew Harrington, P. Geo. and Mr. Michael Cullen, P. Geo., of Mercator Geological Services Limited, based in Dartmouth, Nova Scotia, Canada. Both are Independent Qualified Persons as defined by NI 43-101. For the purposes of this news release, Mr. Michael J. Vande Guchte, P. Geo., Vice President Exploration NL of NorZinc is the designated non-Independent Qualified Person, and has reviewed and approved the technical and scientific contents of this press release.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in Newfoundland that it is exploring for zinc-lead-copper-gold-silver deposits including the South Tally Pond project, Tulks South project and Long Lake project.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2018/24/c7493.html

%CIK: 0000910569

For further information: Don MacDonald, President & Chief Executive Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 13:49e 24-OCT-18